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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

July 17, 2012

VIA EMAIL

Deborah O'Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589), The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) and The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (each, a "Registrant" and collectively, the "Registrants")

Dear Ms. O'Neal-Johnson:

We are writing in response to your request for additional information regarding the asset segregation practices of the Hartford Mutual Funds (each a "Fund" and collectively the "Funds").[1] Specifically, you have asked for a discussion of the Funds' asset coverage policy for credit default swaps written by a Fund and the basis for the appropriateness of the policy under guidance issued by the Securities and Exchange Commission ("SEC") and its staff relating to Section 18 of the Investment Company Act of 1940 (the "1940 Act").

As described in greater detail below, the policy of the Funds is to segregate the full notional value of the swap agreement where a Fund writes protection by means of a single name credit default swap and to segregate the market value of the swap where the underlying reference entity is an index or basket of securities. For the reasons described below, the Registrants believe that the asset coverage policy used by the Funds is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act.

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[1]   For purposes of this letter, the Hartford Mutual Funds consist of The Hartford Alternative Strategies Fund and the separate series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.

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Use of Credit Default Swaps by the Funds

The Funds may utilize various types of swap transactions, including single security swaps, swaps on baskets of securities, swaps on standard indices and swaps on customized indices. Swaps entered into by a Fund are documented through use of a bilateral International Swaps and Derivatives Association, Inc. Master Agreement and Credit Support Annex (together, an "ISDA Agreement"). The ISDA Agreements utilized with respect to the Funds by Wellington Management Company, LLP ("Wellington Management"), the sub-adviser to the relevant Funds,[2] contain common terms such as a minimum transfer amount of $250,000 and a collateral delivery period of T+1 from the time a margin movement is processed. Exposures are evaluated on a daily basis and margin calls are made according to these terms. A "credit event" generally triggers payment obligations of a Fund under a credit default swap where the Fund is the protection seller (that is, the writer of the swap), although the particular circumstances triggering payment (*e.g.*, bankruptcy, restructuring) may vary from instrument to instrument or counterparty to counterparty, based on the terms negotiated with each swap counterparty. In the case of credit default swaps written on an index or a basket of securities, a credit event with respect to an individual security may trigger payment by a Fund on the proportional interest of the index or basket represented by the particular security.

It is the policy of the Funds to collateralize (and therefore segregate for Section 18 purposes) the market value of credit default swaps written on baskets of securities and swaps on indices, but to collateralize the full notional amount with respect to credit default swaps written on a single name reference entity. There are no specified investment limits applicable to the Funds' sale of credit protection beyond the limits imposed by the collateral/segregation requirements. As a result, it is possible that the notional amount of written credit default swaps could exceed a Fund's assets. The Registrants note, however, that HIFSCO and Wellington Management oversee the Funds' overall investment risk as part of their responsibilities as the Funds' investment manager and sub-adviser, respectively. HIFSCO and Wellington Management do not rely on the Section 18 asset segregation requirements alone to limit the exposure associated with the Funds' use of derivatives, including credit default swaps. As a practical matter, this risk oversight generally

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[2]   Wellington Management serves as the sub-adviser to each Fund with the exception of The Hartford Money Market Fund and The Hartford Checks and Balances Fund. Hartford Investment Management Company serves as the sub-adviser to The Hartford Money Market Fund, which is managed in accordance with the requirements of Rule 2a-7 under the 1940 Act. Hartford Investment Financial Services, LLC ("HIFSCO"), the Funds' investment manager, does not employ the services of a sub-adviser in its management of The Hartford Checks and Balances Fund, which is a fund of funds that invests in three underlying Funds. The Hartford Money Market Fund and The Hartford Checks and Balances Fund do not sell credit protection at the present time.

involves additional controls beyond those imposed as a result of the collateral/segregation requirements. As of June 15, 2012, the notional amount of written credit default swaps for the Fund with the largest written credit default swap exposure comprised no more than 10 percent of the Fund's net assets.

The Funds' Asset Coverage Policy is Consistent with Section 18 Guidance

The Registrants believe that the Funds' asset coverage policy, including with respect to written credit default swap transactions, is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act. The Registrants note that, to their knowledge, there has been no guidance published by the SEC or its staff prescribing a specific asset coverage approach for credit default swaps. In fact, the SEC recognized in its August 2011 concept release with respect to the use of derivatives by mutual funds that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff.[3] The Concept Release notes that "[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund's daily mark-to-market liability, if any."[4] In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on their notional amount, their mark-to-market value, or some other measure, thereby implicitly recognizing that there is no standard approach to asset segregation for credit default swap investments.[5]

The Registrants believe that, in the absence of formal guidance in this area, it is reasonable to segregate the market value, rather than the notional value, in connection with the sale of credit protection. The Funds' policy is consistent with policies informally accepted by the SEC staff with respect to cash-settled futures and forward contracts.[6] Cash-settled futures and forward contracts are marked-to-market daily. Similarly, with respect to credit default protection sold by the Funds, exposures are evaluated on a daily basis and margin calls are made in accordance with the terms of the ISDA Agreement. The Registrants believe that it is reasonable to use the same asset segregation approach for written credit protection as is used for cash-settled futures and

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[3] *See* Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the "Concept Release").

[4] *Id.* (citation omitted).

[5] *Id.*

[6] *See Report of the Task Force on Investment Company Use of Derivatives and Leverage*, Committee on Federal Regulation of Securities, ABA Section of Business Law 14-15 (July 6, 2010) (discussing the SEC staff's informal acquiescence to the segregation of the net amount due under cash-settled futures and forward contracts).

forward contracts. Moreover, based on discussions with the Funds' independent auditor, the Registrants understand that practices in the industry with respect to credit default swaps vary, but that the Funds' policy is consistent with the approach followed by various other fund groups.

While the Registrants believe that segregation of the market value of an instrument is reasonable and consistent with guidance under Section 18, they have nonetheless determined to segregate the notional value for written single name credit default swaps in light of the heightened risks associated with sale of credit protection on a single issuer. The Registrants note that, in the case of credit protection written on an issuer under a single name swap, the risk that the issuer could be the subject of a credit event is not diversified among multiple issuers, and if there is a credit event, the Fund could experience a significant loss on the swap. In contrast, in the case of credit protection written on an index or basket of securities, the risk of a credit event is diversified among multiple issuers. Moreover, even if one or two issuers within the index or basket is the subject of a credit event, the event may trigger a payment by the Fund on the proportional interest of the index or basket represented by the issuer(s), but on a net basis the swap may continue to provide value for the Fund.[7] In addition, the mark to market value of a multi-name credit default swap will factor in the effects of a credit event with respect to any component issuer and, therefore, continue to accurately reflect the value of the swap. In light of the differences in risk presented by the two types of instruments, the Registrants believe that the Funds' asset coverage policy is both reasonable and appropriate.

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We hope that you have found this analysis helpful. Please call me (617.728.7127) or John O'Hanlon (617.728.7111) if you have questions regarding this letter.

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[7] For example, on May 14, 2012, Residential Capital, LLC ("Rescap") declared bankruptcy. Rescap was included in several high yield credit default swap index series, including CDX.HY.18. The credit event had a large impact on single name credit default swaps, but had only a minimal impact on CDX.HY.18. The recovery value to those holding the single name credit default swap was $17.625 on a name that had traded above $50 for most of 2011. While the credit event flowed through to CDX.HY.18, there was not a large movement in the index price.

We note that while this example supports the general view that credit protection written on an index presents less risk than written single name credit default swaps, it is possible that a particular credit event could have a more significant impact on a particular index.



Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc: Alice A. Pellegrino
      John V. O'Hanlon